UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TESARO, Inc.

File No. 333-180309 - CF#28312

TESARO, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 23, 2012, as amended.

Based on representations by TESARO, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	through April 25, 2015
Exhibit 10.18	through April 25, 2015
Exhibit 10.19	through April 25, 2015
Exhibit 10.20	through May 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel